Exhibit 99.2

New Gold Provides Notice of Annual General
and Special Meeting of Shareholders
and Release of First Quarter 2011 Results

April 8, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) announces that it will host its Annual General and Special Meeting of Shareholders (“AGM”) on Wednesday, May 4, 2011. The company also plans to release its first quarter 2011 results at that time which will be addressed during the meeting.  New Gold has filed its 2010 management’s discussion and analysis of financial condition (“MD&A”) and 2010 audited financial statements, together with its management information circular, and these documents are available on the Company’s website at www.newgold.com.  Shareholders may request a hard copy of the complete audited financial statements free of charge upon request to info@newgold.com.

The AGM will begin on Wednesday, May 4, 2011 at 4:00 pm Eastern Time and will be held at the Toronto Board of Trade, West Ballroom, located at 1 First Canadian Place (nearest entrance from Adelaide Street), Toronto, Canada. During the meeting, New Gold will provide a general corporate update, including a review of first quarter 2011 results. For those unable to attend in person, please see below for various alternative methods of participation.

Via Webcast:

A live audio webcast of the meeting will be available on our homepage at www.newgold.com.

Via Telephone:

For those preferring to listen by telephone, please dial:
Local: (647) 427-7450
Toll-free: 1-888-231-8191
Participant Passcode: 55076861

Instant replay Via Telephone: (416) 849-0833
Toll-free: 800-642-1687
Participant Passcode: 55076861

Replay Archive:

The audio and webcast presentation will be available after the AGM on our website.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's latest annual information form, management’s discussion and analysis of financial condition (“MD&A”) and management information circular filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com